EXHIBIT 99.1

North American Construction Group Ltd. Reschedules Fourth Quarter Results Conference Call and Webcast

ACHESON, Alberta, March 03, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it has rescheduled the release of its financial results and conference call for the fourth quarter ended December 31, 2024, which had previously been scheduled on Wednesday, March 5, 2025 and Thursday March 6, 2025, respectively. The Company will release its financial results for the fourth quarter ended December 31, 2024 on Wednesday, March 12, 2025 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, March 13, 2025, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The Company is rescheduling the release of its financial results and related conference call to allow it more time to complete the year-end reporting processes within its Heavy Equipment - Australia segment. The additional time is necessary due to first-year SOX reporting requirements, high activity levels at year-end and its implementation of a new ERP system, all within the segment which was previously a privately held entity.

The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 71653

A replay will be available through April 13, 2025, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 71653
Playback Passcode: 71653

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: North American Construction Group Ltd. Fourth Quarter Results Conference Call and Webcast Registration

A replay will be available until April 13, 2025, using the link provided.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca